Exhibit 99.1

FORM 51-102F3

MATERIAL CHANGE REPORT

ITEM 1.                                                NAME AND ADDRESS OF COMPANY

POET Technologies Inc. (the “Company”)

121 Richmond Street West, Suite 501

Toronto, Ontario M5H 2K1

ITEM 2.                                                DATE OF MATERIAL CHANGE

March 30, 2015.

ITEM 3.                                                NEWS RELEASE

A News Release was issued on March 30, 2015.

ITEM 4.                                                SUMMARY OF MATERIAL CHANGE

The Company announced the following:

•                  the signing of a collaboration agreement with BAE Systems;

•                  the formation of a Technology Roadmap Advisory Board; and

•                  an option grant to an officer of the Company.

ITEM 5.                                                FULL DESCRIPTION OF MATERIAL CHANGE

See attached news release in Schedule “A”.

ITEM 6.                                                RELIANCE ON SUBSECTION 7.1(2) OR (3) OF NATIONAL INSTRUMENT 51-102

Not applicable.

ITEM 7.                                                OMITTED INFORMATION

No information has been omitted on the basis that it is confidential information.

ITEM 8.                                                EXECUTIVE OFFICER

Contact:                                                Michel J. Lafrance, Secretary

Telephone:                                   (416) 368-9411

ITEM 9.                                                DATE OF REPORT

Dated at Toronto, Ontario this 30th day of March, 2015

SCHEDULE “A”

POET TECHNOLOGIES INC.
Head Office:	Operations Office:
Suite 501, 121 Richmond St. W	P.O. Box 555
Toronto, ON, M5H 2K1	Storrs-Mansfield, CT 06268
Phone: (416) 368-9411 - Fax: (416) 861-0749

NEWS RELEASE

POET Technologies Announces the Signing of a Collaboration Agreement with BAE Systems and Corporate Updates

Toronto, ON, and Storrs, CT, March 30, 2015 — POET Technologies Inc. (TSX-V: PTK and OTCQX: POETF) — developer of the planar opto-electronic technology (“POET”) platform for monolithic fabrication of integrated circuit devices containing both electronic and optical elements on a single semiconductor wafer — today announced the signing of a collaboration agreement with BAE Systems Microelectronics and corporate updates, in particular the formation of a “Technology Roadmap Advisory Board”.

Collaboration Agreement with BAE

POET Technologies Inc. (the “Company”) signed a contract with BAE Systems under which BAE Systems will provide non-exclusive third-party foundry services in support of the Company’s “Lab-to-Fab” transition plan.  The current phase of the work will be performed between March 2015 and August 2015. Key objectives of the collaboration include process transfer, prototype builds and design enablement kit development.  Using BAE Systems’ ISO Certified manufacturing facility will improve the quality, process control and analytical capacity of prototype builds. The result will be both a more manufacturable process and improved optimization of the device structures included in the POET technology.

Initial phases of the program will be performed using 3-inch wafers but from the onset the program will work towards the objective of achieving the full process flow on 6-inch wafers. Virtually all production GaAs-based processes are currently manufactured using 6-inch wafers. The Company believes that using BAE Systems’ manufacturing and test capabilities will help the Company to build devices that dramatically demonstrate the disruptive nature of the technology.

“The POET technology incorporates silicon processes into GaAs integrated circuits, producing multifunction chips such as photonics and electronics that will provide enhanced commercial and military products,” said Dr. P.C. Chao, Technical Director at BAE Systems.  “Working with BAE Systems will enable the acceleration and maturation of the POET fabrication process for a faster prototype demonstration and a smoother transition to manufacturing.”

Mr. Daniel DeSimone, POET’s Chief Technology Officer noted: “Our agreement with BAE Systems is a significant step in our “Lab-to-Fab” transition.  BAE Systems has a long history of high quality manufacturing with III-V materials, and brings process development expertise and manufacturing discipline to the relationship.  We have collaborated with BAE Systems numerous times over the last 2 years, most recently to successfully transfer our most critical process loop into their facility.  Encouraged by this track record, we are excited to be extending this collaboration to develop the full flow on 3-inch and later 6-inch wafers.”

Formation of Technology Roadmap Advisory Board

The Company announces the formation of a “Technology Roadmap Advisory Board” comprising of Dr. Geoff Taylor, Ajit Manocha, and Tony Blevins.  This Advisory Board collectively has extensive expertise in the semiconductor industry, supply chain management and operations, consumer products, and key technology markets, with over 100 years of combined experience.

This Advisory Board will act as advisors to the Board of Directors and the Executive team with primary focus on optimizing and accelerating the company’s “Lab-to-fab” transition and commercialization plans.  “The Company is looking forward to leveraging the newly formed Advisory Board’s semiconductor market expertise and execution track record,” said Mr. Peter Copetti, Executive Co-Chairman and interim CEO.

Further Updates

The Company intends to provide a full financial update with the filing of annual audited financial statements and Management Discussion and Analysis which will be issued in April.  Further details of the aforementioned third party services contract will be provided at that time.

Option Grant

The Board approved the grant of 500,000 stock options to Mr. Daniel DeSimone, pursuant to the Company’s stock option plan. Pursuant to TSX Venture Exchange policies, and based on market price, the exercise price of the options was at CA$1.65 per share and expire on March 30, 2020. The options will vest and be exercisable on the basis of 25% six months after the date of issue and 25% every six months thereafter.  Dr. Geoff Taylor, POET’s Chief Scientist noted: “Dan has been instrumental in recent successes and has advanced our engineering discipline and process methodology, benefitting our process IP development and prototype milestone activities.”

About POET Technologies Inc.

POET Technologies is the developer of the POET platform for monolithic fabrication of integrated circuit devices containing both electronic and optical elements on a single semiconductor wafer.  With head office in Toronto, Ontario, Canada, and operations in Storrs, CT, the Company, through ODIS Inc., a U.S. company, designs III-V semiconductor devices for military, industrial and commercial applications, including infrared sensor arrays and ultra-low-power random access memory.  The Company has several issued and pending patents for the POET process, with potential high speed and power-efficient applications in devices such as servers, tablet computers and smartphones.  The Company’s common shares trade on the TSX Venture Exchange under the symbol “PTK” and on the OTCQX under the symbol “POETF”.  For more information please visit our websites at www.poet-technologies.com.

ON BEHALF OF THE BOARD OF DIRECTORS

By:	/s/ Michel Lafrance
Name:	Michel J. Lafrance
Title:	Secretary

For further information:

Christopher Chu, Taylor Rafferty, LLC

Tel: (908) 251-9869

Email: poet@taylor-rafferty.com

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

This news release contains “forward-looking information” (within the meaning of applicable Canadian securities laws) and “forward -looking statements” (within the meaning of the U.S. Private Securities Litigation Reform Act of 1995). Such statements or information are identified with words such as “anticipate”, “believe”, “expect”, “plan”, “intend”, “potential”, “estimate”, “propose”, “project”, “outlook”, “foresee” or similar words suggesting future outcomes or statements regarding an outlook.  Such statements include the Company’s operational, financial, development, milestone achievement, and monetization expectations as well as the Company’s expectations regarding its ability to accelerate and mature the POET fabrication process and demonstrate the disruptive nature of the technology.

Such forward-looking information or statements are based on a number of risks, uncertainties and assumptions which may cause actual results or other expectations to differ materially from those anticipated and which may prove to be incorrect. Assumptions have been made regarding, among other things, management’s expectations regarding future growth, plans for and completion of projects by the Company’s third party relationships, availability of capital, and the necessity to incur capital and other expenditures. Actual results could differ materially due to a number of factors, including, without limitation, operational risks in the completion of the Company’s anticipated projects, delays or changes in plans with respect to the development of the Company’s anticipated projects by the Company’s third party relationships, risks affecting the Company’s ability to execute projects, the ability to attract key personnel, and the inability to raise additional capital. Although the Company believes that the expectations reflected in the forward-looking information or statements are reasonable, prospective investors in the Company’s securities should not place undue reliance on forward-looking statements because the Company can provide no assurance that such expectations will prove to be correct. Forward- looking information and statements contained in this news release are as of the date of this news release and the Company assumes no obligation to update or revise this forward-looking information and statements except as required by law.